Exhibit 99.1

CHINA SUNERGY INITIATES LEGAL PROCEEDINGS
RELATED TO REC SUPPLY AGREEMENT

NANJING, China, September 11, 2009 — China Sunergy Co., Ltd. (Nasdaq: CSUN), a specialized solar cell manufacturer based in Nanjing, China, announced today that it has initiated legal action with respect to bank guarantees related to its June 2008 supply agreement with REC, under which REC would start its performance from Jan 1, 2009 onwards.

In response to China Sunergy’s filing, the court in China has issued a ruling and served to the China representative office of Nordea Bank, and the related Chinese banks respectively, suspending the payment of an aggregate amount of USD50 million in bank guarantees.

Also, on September 11, the local court in Norway granted an injunction with respect to the payment with an aggregate amount of USD50 million in bank guarantees.

The court in China issued the ruling on the basis, among other things, that REC SITECH AS, the original beneficiary of the USD50 million bank guarantees, was legally dissolved in January, 2009, the starting period of its performance of the agreement. According to the guarantees as issued, the right to claim payment cannot be transferred, meaning no other entity, including REC Wafer, can call upon bank guarantees on behalf of REC SITECH AS.

Although the intended dissolution of REC SITECH AS was planned and approved prior to its signing of the supply agreement, REC SITECH AS neither officially notified China Sunergy of its intended dissolution nor sought China Sunergy’s prior written consent in the required manner as of today. Until very recently, REC continued to claim that REC Wafer Norway was a change of name of REC SITECH AS. To date, REC has not made any shipments of wafer to China Sunergy under the agreement.

China Sunergy initiated talks with REC in good faith in 2009, seeking a mutually agreeable solution to the challenging market situation and a strong and sustainable long-term partnership. The company made notable concessions to REC, including new product mix and higher purchasing volume. While both parties were negotiating the remaining few key terms of an amendment to the contract, REC suddenly and unilaterally terminated the agreement.

About China Sunergy Co., Ltd.

China Sunergy Co., Ltd. (Nasdaq: CSUN) ("China Sunergy") is a specialized manufacturer of solar cell products in China. China Sunergy manufactures solar cells from silicon wafers utilizing crystalline silicon solar cell technology to convert sunlight directly into electricity through a process known as the photovoltaic effect. China Sunergy sells solar cell products to Chinese and overseas module manufacturers and system integrators, who assemble solar cells into solar modules and solar power systems for use in various markets. For more information please visit http://www.chinasunergy.com .

For further information contact:

Peter Schmidt
FD Asia
Tel:   +86-10-8591-1953
Email: peter.schmidt@fd.com

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements and are based on current expectations, assumptions, estimates and projections about the company and the industry, and involve known and unknown risks and uncertainties, including but not limited to, the company’s ability to raise additional capital to finance the company’s activities; the effectiveness, profitability, and the marketability of its products; the economic slowdown in China and elsewhere and its impact on the company’s operations; demand for and selling prices of  the company’s products; the future trading of the common stock of the company; the ability of the company to operate as a public company; the period of time for which its current liquidity will enable the company to fund its operations; the company’s ability to protect its proprietary information; general economic and business conditions; the volatility of the company’s operating results and financial condition; the company’s ability to attract or retain qualified senior management personnel and research and development staff; future shortage or availability of the supply of raw materials; impact on cost-competitiveness as a result of entering into long-term arrangements with raw material suppliers and other risks detailed in the company’s filings with the Securities and Exchange Commission. The company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Although the company believes that the expectations expressed in these forward looking statements are reasonable, they cannot assure you that their expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.